September 13, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of
iShares Trust, under the Exchange Act of 1934:

- iShares iBonds Oct 2024 Term TIPS ETF

- iShares iBonds Oct 2025 Term TIPS ETF

- iShares iBonds Oct 2026 Term TIPS ETF

- iShares iBonds Oct 2027 Term TIPS ETF

- iShares iBonds Oct 2028 Term TIPS ETF

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com